Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

MATINAS BIOPHARMA HOLDINGS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Matinas BioPharma Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Matinas BioPharma Holdings, Inc. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on May 21, 2013, which was amended by certificates of amendment filed with the Secretary of State of the State of Delaware on October 29, 2015, August 30, 2024 and August 6, 2025 (as so amended, the “Certificate of Incorporation”).

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph under Section A of Article V, and replacing such paragraph with the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Five Hundred Ten Million (510,000,000), of which (i) Five Hundred Million (500,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Ten Million (10,000,000) shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Certificate of Incorporation, each fifteen (15) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on the NYSE American LLC on the last trading day before the Effective Time (as adjusted to give effect to the Reverse Split).”

3. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment and the amendment to the Certificate of Incorporation effected hereby shall be effective as of 12:01 a.m. Eastern Time on September 28, 2026.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 25th day of September 2026.

MATINAS BIOPHARMA HOLDINGS, INC.

By:	/s/ Jerome D. Jabbour
Name:	Jerome D. Jabbour